Exhibit 1
Telefónica, S.A.
“This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated transactions”.
Examination and approval, if deemed appropriate, of the Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. and approval, as the Merger Balance Sheet, of the Balance Sheet of Telefónica, S.A. as of December 31, 2005. Approval of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. through the absorption of the latter by the former, with the termination of Telefónica Móviles, S.A. and the transfer en bloc and as a whole of all of its assets to Telefónica, S.A., with the provision that the exchange of shares will be carried out by means of the delivery of treasury shares of Telefónica, S.A., all of the foregoing in compliance with the provisions of the Merger Plan. Application to the merger of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law. Establishment of the procedure to facilitate the exchange. Delegation of powers.
A)	Examination and approval, if applicable, of the Plan of Merger of Telefónica, S.A. and Telefónica Móviles, S.A. by means of the absorption of the latter by the former.

To approve in its entirety the Plan of Merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A., drawn up and signed by the Directors of both companies upon the terms set forth in the Merger Plan itself, and approved by their respective Boards of Directors at meetings of both held on March 29, 2006. The Merger Plan was deposited with the Commercial Registry of Madrid on April 3, 2006, with the corresponding marginal notations therein, and publication of such deposit was made in the Official Gazette of the Commercial Registry on April 17, 2006.

The text of the Merger Plan approved by this resolution is included as an exhibit to the Minutes of the General Meeting.

B)	Examination and approval, if deemed appropriate, as the Merger Balance Sheet, of Telefónica, S.A.’s Balance Sheet as of December 31, 2005.

To approve, as the Merger Balance Sheet of Telefónica, S.A., of the Balance Sheet as of December 31, 2005 drawn up by the Board of Directors of Telefónica, S.A. at its meeting of February 28, 2006, duly verified on March 1, 2006 by Ernst & Young, S.L., the Auditor of Telefónica, S.A., and approved by the shareholders at this General Meeting under item I of the Agenda.

The text of the Merger Balance Sheet and the corresponding verification of the Company’s Auditor is included as an exhibit to the Minutes of the General Meeting.

C)	Examination and approval, if applicable, of the merger of Telefónica, S.A. and Telefónica Móviles, S.A., through the absorption of the latter by the former, with the termination of Telefónica Móviles, S.A. and the transfer en bloc and as a whole of all of its assets to Telefónica, S.A., with the provision that the exchange of shares will be carried out by means of the delivery of treasury shares of Telefónica, S.A., all of the foregoing in compliance with the provisions of the Merger Plan. Application to the merger of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law [Texto Refundido de la Ley del Impuesto de Sociedades].
I.	Approval of the merger of Telefónica, S.A. and Telefónica Móviles, S.A.

To approve the merger of Telefónica, S.A. and Telefónica Móviles, S.A., through the absorption of the latter company by the former, with the dissolution without liquidation of Telefónica Móviles, S.A. and the en bloc transfer of all of its property, including all of the items that make up its assets and liabilities, to Telefónica, S.A., which, through a general devise, will acquire all of the rights and obligations of Telefónica Móviles, S.A.

Pursuant to the provisions of the Merger Plan, in order to carry out the exchange under the merger, Telefónica, S.A. will deliver to the shareholders of Telefónica Móviles, S.A. the appropriate number of shares of Telefónica, S.A. resulting from the exchange ratio established in the Merger Plan. The exchange shall not be effected in respect of the shares of Telefónica Móviles, S.A. held by such company, by Telefónica, S.A. or by any person acting in such person’s own name but on behalf of Telefónica Móviles, S.A. or Telefónica, S.A., because they are affected by the provisions of Section 249 of the Business Corporations Law in accordance with the resolution to be adopted below.

Given that, taking into account the current terms and conditions of the MOS Plan and the liquidation transactions carried out to date regarding said plan, the number of Telefónica Móviles, S.A. shares to remain in treasury as of the date of registration of the merger will amount to a minimum of 19,009,513 shares, and that therefore, the number of Telefónica Móviles, S.A. shares that will participate in the exchange will not exceed 305,640,634 shares, the number of shares of Telefónica, S.A. required to satisfy the exchange will amount to a maximum of 244,512,507 shares. Considering that Telefónica, S.A. owns a total number of treasury shares that exceeds such maximum, the merger exchange may be carried out entirely with treasury shares of Telefónica, S.A., without the need for a capital increase. As from the date of the merger resolution, Telefónica, S.A. will freeze 244,512,507 treasury shares, provided that, once the definitive number (within the above-mentioned maximum) of shares of Telefónica, S.A. needed to satisfy the exchange is determined, only this final number of shares is frozen.

It is also stated for the record that, of the maximum amount of 244,512,507 Telefónica Móviles, S.A. shares required to satisfy the exchange, a total of 1,363,163 are shares re-purchased from Caja de Ahorros y Pensiones de Barcelona with respect to the stock option plan for managers of Terra Networks, S.A., which was approved by this company on October 1, 1999 (regarding which, due to the merger in 2005, Telefónica, S.A. succeeded Terra Networks, S.A. as the responsible entity). Since the underlying options have not been exercised, said shares will not be delivered to the potential beneficiaries of the plan and, although in such circumstances and pursuant to the terms and conditions of the plan, they would normally be cancelled and Telefónica, S.A.’s capital decreased, it is expressly resolved to modify said plan and use those 1,363,163 shares to satisfy the exchange, thus saving resources and avoiding two transactions with opposite effects (capital reduction at Telefónica, S.A. and the use of additional shares to satisfy the exchange, either with outstanding shares or by means of a capital increase).

The exchange of shares of Telefónica Móviles, S.A. will be carried pursuant to the procedure and the exchange ratio described in the Merger Plan.

Shares from the treasury of Telefónica, S.A. used to satisfy the exchange shall be shares of the same class and series as the other shares of Telefónica, S.A. that are currently outstanding, and shall give their holders, as from delivery thereof, the right to participate in corporate earnings beginning on January 1, 2006, upon the same terms as the other outstanding shares.

A delegation is made to the Board of Directors, with authorization to delegate in turn to the Executive Commission or the Executive Chairman, all of the powers required such that, within the maximum amount set out above and under the condition set forth below, it may specify the exact number of shares of Telefónica, S.A. needed to satisfy the exchange of currently outstanding shares of Telefónica Móviles, S.A. pursuant to the above-mentioned exchange ratio. The condition that the Board of Directors and, if applicable, the Executive Commission or the Executive Chairman shall take into account is that the exact figure of the number of shares of Telefónica, S.A. to be delivered out of its treasury stock shall be the figure necessary on the basis of the exchange ratio of four (4) Telefónica, S.A. shares for every five (5) shares of Telefónica Móviles, S.A., taking into account that, pursuant to Section 249 of the Business Corporations Law, the shares of the latter company held by it, by Telefónica, S.A. or by any other person acting in such person’s own name but on behalf of Telefónica Móviles, S.A. or of Telefónica, S.A. will not be exchanged and will be cancelled and voided as a result of the merger.

In addition, the Board of Directors is empowered, with the authorization to so delegate to the Executive Commission or the Executive Chairman, to set the conditions for the delivery of the shares to the extent not provided by the shareholders at the General Meeting, including the further development of the procedure for the exchange of shares.

All of the foregoing shall be carried out in accordance with the Merger Plan dated as of March 29, 2006, and deposited with the Commercial Registry of Madrid, pursuant to the procedure governed by the Second Section of Chapter VIII of the Business Corporations Law, and in view of the report of the independent expert KPMG Auditores, S.L., issued on May 10, 2006 in compliance with the provisions of Section 236 of the Business Corporations Law.

Furthermore, in compliance with Section 228 of the Regulations of the Commercial Registry, and as an integral part of the content of this merger resolution, the following details are stated:
1.	Identification of the Entities Participating in the Merger.

1.1	Telefónica, S.A. (Acquiring Company).
Telefónica, S.A.: domiciled in Madrid, calle Gran Vía 28, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. Alejandro Roselló Pastor on April 19, 1924 under number 141 of his book of notarial records. Telefónica, S.A. adapted its by-laws to the Business Corporations Law currently in force under a notarial instrument executed before the Madrid Notary Mr. Miguel Mestanza Fraguero on July 10, 1990.

Telefónica, S.A. is registered with the Commercial Registry of Madrid in Volume 12534, Folio 21, Section 8, Page M-6164.

The Tax ID Code of Telefónica, S.A. is A-28015865.
1.2	Telefónica Móviles, S.A. (Acquired Company).
Telefónica Móviles, S.A.: domiciled in Madrid, calle Goya 24, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid

Notary Mr. José Antonio Escartín on February 14, 2000 under number 582 of his book of notarial records.

Telefónica Móviles, S.A. is registered with the Commercial Registry of Madrid in Volume 14837, Folio 155, Section 8, Page M-246786.

The Tax ID Code of Telefónica Móviles, S.A. is A-82573759.
2.	Bylaw Amendments.
No amendments will be made to the by-laws of Telefónica, S.A as a result of the merger.
3.	Merger Exchange Ratio.
The exchange ratio for the shares of the entities participating in the merger, which has been determined on the basis of the actual value of the assets of Telefónica, S.A. and Telefónica Móviles, S.A., will be as follows, without any additional cash compensation:

Four (4) shares of Telefónica, S.A., each having a par value of one (€1) Euro, for every five (5) shares of Telefónica Móviles, S.A., each having a par value of fifty (€0.50) Euro cents.

In determining the exchange ratio, account has been taken of the dividends that both companies plan to distribute and to which reference is made in section 8 of the Merger Plan and in section 5 below.
4.	Share Exchange Procedure.
The procedure for exchanging the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be as follows:
(a)	Once the merger is approved by the shareholders acting at the General Shareholders’ Meetings of both companies, the equivalent documents mentioned in Sections 26.1 d), 41.1 c) and related provisions of Royal Decree 1310/2005 of November 4 are filed with the National Securities Market Commission [Comisión Nacional del Mercado de Valores] (hereinafter, the “CNMV”) and the merger instrument is registered with the Commercial Registry of Madrid, the exchange of shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will proceed.

(b)	The exchange will commence on the date specified in the notices to be published in one of the most widely circulated newspapers in Madrid, in the Listing Bulletins of the Spanish Stock Exchanges and, if applicable, in the Official Bulletin of the Commercial Registry. For such purpose, a financial institution will be appointed to act as Agent and will be named in the above-mentioned notices.

(c)	The exchange of the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be made through the entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. [Securities Registration, Clearing and Liquidation Systems Management Company] (IBERCLEAR) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116/1992 of February 14 and applying such provisions of Section 59 of the Business Corporations Law as may be applicable.

(d)	Shareholders holding shares that represent a fraction of the number of shares of Telefónica Móviles, S.A. designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may implement mechanisms designed to make such exchange easier for shareholders of Telefónica Móviles, S.A. who hold a number of shares that, according to the agreed exchange ratio, does not entitle them to receive a whole number of shares of Telefónica, S.A., including the appointment of an Odd-Lot Agent.

(e)	As a result of the merger, the shares of Telefónica Móviles, S.A. will be terminated.
As of the date of the Merger Plan, Telefónica, S.A. owned, directly and indirectly, four billion, three million, nine hundred thousand, seven hundred and forty-nine (4,003,900,749) shares of Telefónica Móviles, S.A., representing 92.457% of its share capital. It is noted for the record that between the date of the Merger Plan and the date of this resolution, Telefónica, S.A. has acquired, as provided in the Merger Plan, the shares of Telefónica Móviles, S.A. theretofore held by Telefónica Internacional, S.A. Unipersonal, as well as an additional two million (2,000,000) shares of Telefónica Móviles, S.A. As a result of such acquisitions, Telefónica, S.A. now directly owns four billion, five million, nine hundred thousand, seven hundred and forty-nine (4,005,900,749) shares of Telefónica Móviles, S.A., representing 92.50% of its share capital. As provided in Section 249 of the Business Corporations Law and pursuant to the regulations governing treasury shares, all such shares of Telefónica Móviles, S.A. held by Telefónica, S.A. will not be exchanged for Telefónica, S.A. shares.

In addition, it is stated for the record that as of the date of the Merger Plan, Telefónica Móviles, S.A. owned one thousand five hundred and ninety-nine (1,599) treasury shares. In addition, in connection with the coverage of the share option plan of Telefónica Móviles, S.A. (the MOS Plan), the latter had as of said date a call option on twenty million, nine hundred and fifty-seven thousand, seven hundred and eighty-four (20,957,784) shares of Telefónica Móviles, S.A. (the “Hedging Shares”) owned by Caja de Ahorros y Pensiones de Barcelona and Banco Bilbao Vizcaya Argentaria, S.A., subscribed for by those entities on the terms of the summary prospectus verified by the National Securities Market Commission on September 28, 2001. The MOS Plan expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger, notwithstanding which Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity liable for any pending obligation derived from such liquidation. Upon the exercise of the aforementioned call option, Telefónica Móviles, S.A. shall maintain in its treasury the shares that are not used to liquidate the Plan (a maximum of 20,957,784 shares, and a minimum of 19,007,914). These shares, together with the 1,599 shares mentioned above, also cannot participate in the exchange, as provided in Section 249 of the Business Corporations Law and related provisions.

5. Date as from which the New Shares Delivered in Exchange Carry the Right to Participate in the Profits of the Company and Specific Characteristics of Such Right.

January 1, 2006 is set as the date as from which the shares delivered in exchange will entitle the holders thereof to participate in the earnings of Telefónica, S.A. For this reason, the existing shares of Telefónica, S.A. of the same class and series as the other shares of Telefónica, S.A. currently outstanding used to effect the exchange will entitle the holders thereof, as from the date of delivery, to participate in the earnings of the company posted as from January 1, 2006, on the same terms as the other outstanding shares.

In distributions made after the merger instrument is registered with the Commercial Registry, all the shares of Telefónica, S.A., including those delivered in order to carry out the exchange, will participate with the same rights in proportion to the par value of each share.

It is stated for the record that, in accordance with the provisions of the Merger Plan, Telefónica, S.A. has made or, as the case may be, plans to make the following dividend distributions:
(i)	Payment of a gross interim dividend of 0.25 Euro per share, based on the earnings of the fiscal year ended December 31, 2005, which was paid on May 12, 2006. This dividend was approved by the Board of Directors at its meeting of February 28, 2006 and announced to the market the same day.

Such dividend does not benefit shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger.

This has therefore been taken into account for the formulation of the exchange ratio.

(ii)	As was announced to the market on February 28, 2006, the Board of Directors of Telefónica, S.A. intends to distribute, during fiscal year 2006, an additional gross dividend of 0.25 Euro per share, to which end the required corporate resolutions will be adopted. In any event, such dividend will be paid after the merger is registered with the Commercial Registry of Madrid.

Unlike the dividend mentioned in paragraph (i) above, this dividend will benefit both Telefónica, S.A. shareholders and the shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger. Accordingly, it was not taken into account for the calculation of the exchange ratio.
For its part, in accordance with the provisions of the Merger Plan, Telefónica Móviles, S.A. plans to make the following dividend distributions:
(i)	Previously-announced dividend:

Payment of a gross dividend of 0.205 Euro per share of Telefónica Móviles, S.A. to be charged to the unappropriated retained earnings of fiscal year 2005 and to unrestricted reserves. The proposal for such distribution was approved by the Board of Directors of Telefónica Móviles, S.A. at its meeting of February 27, 2006 and was announced to the market the following day. The effectiveness of the distribution is subject to approval thereof by the shareholders acting at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A. It is expected that this dividend will be paid on July 21, 2006 and, in any event, prior to the registration of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. with the Commercial Registry, for which reason, since it will only benefit the shareholders of Telefónica Móviles, S.A., it was taken into account in formulating the exchange ratio.

(ii)	Dividends proposed by the Board of Directors of Telefónica Móviles, S.A. for approval by the shareholders acting at the General Shareholders’ Meeting, within the framework of the negotiation between Telefónica, S.A. and Telefónica Móviles, S.A. and whose effectiveness is contingent upon the approval of the merger by the shareholders acting at the General Shareholders’ Meetings of both companies:
•	Payment of a gross dividend of 0.085 Euro per share of Telefónica Móviles, S.A. to be charged to the reserve for the issuance premium and other unrestricted reserves. The Board of Directors of Telefónica

Móviles, S.A., at its meeting of March 29, 2006, agreed to submit this proposal for approval of the shareholders acting at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A.

•	Payment of a gross interim dividend of 0.35 Euro per share of Telefónica Móviles, S.A. to be charged to the profits posted between January 1 and March 28, 2006. The Board of Directors of Telefónica Móviles, S.A., at its meeting of March 29, 2006, agreed to submit this proposal for approval of the shareholders acting at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A.
As previously stated, the two proposals mentioned above are contingent upon approval of the planned merger by the shareholders acting at the General Shareholders’ Meeting of both companies. If these proposals are approved by the shareholders at the Annual General Shareholders’ Meeting of Telefónica Móviles, S.A. and if the condition described above is met, payment of the dividends to which the proposals refer (in the aggregate gross amount of 0.435 Euro per Telefónica Móviles, S.A. share) will be made on the same date as the date set for payment of the previously announced dividend, mentioned in subsection (i) above, i.e., July 21, 2006. Accordingly, this distribution will only benefit the shareholders of Telefónica Móviles, S.A. and it has therefore been taken into account in formulating the exchange ratio.

6.	Date of Accounting Effects of the Merger.
January 1, 2006 is set as the date as from which all transactions of Telefónica Móviles, S.A. will, for accounting purposes, be deemed to have been made on behalf of Telefónica, S.A.
7.	Special Rights.
There are no special shares or special rights in Telefónica Móviles, S.A. other than the shares. However, it is noted for the record that, as set forth in section 4 above, the stock option plan of Telefónica Móviles, S.A. (the MOS Plan) expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger. Notwithstanding the foregoing, Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity responsible for any possible pending liability stemming from the above-mentioned liquidation.

The shares of Telefónica, S.A. that are delivered to the shareholders of Telefónica Móviles, S.A. by virtue of the merger will not grant any special rights to the holders thereof.

8.	Benefits Accorded to the Directors and to the Independent Expert.
No benefits of any kind will be accorded to the Directors of either of the entities participating in the merger or to the Independent Expert that has participated in the merger process.
II.	Subjecting the Merger to the Special Tax Regime Provided for in Chapter VIII of Title VII of the Consolidated Text of the Corporate Income Tax Law.

To resolve that the approved merger transaction be governed by the tax regulations set forth in Chapter VIII of Title VII and in the second additional provision of the Consolidated Text of the Corporate Income Tax Law, approved by Royal Legislative Decree 4/2004.

For such purpose, and pursuant to Section 96 of the above-mentioned Consolidated Text, the merger transaction will be reported to the Ministry of Economy and Finance as required under current regulations.
D)	Establishment of Procedure to Facilitate the Exchange.

Pursuant to the provisions of the Merger Plan, Telefónica Móviles, S.A. shareholders owning shares that represent a fraction of the number of Telefónica Móviles, S.A. shares set as the exchange ratio may acquire or transfer shares in order to exchange them at such exchange ratio. Each shareholder must individually make timely decisions for such purpose to either purchase or sell shares of Telefónica Móviles, S.A. on the market in order to secure a number of shares of Telefónica Móviles, S.A. that is a multiple of five (5).

Notwithstanding the foregoing and as provided in the Merger Plan, it is resolved to establish a mechanism designed to facilitate the exchange for those Telefónica Móviles, S.A. shareholders who are holders of a number of shares that is not a multiple of five (5). The basic terms and conditions of such mechanism are as follows:
(i)	Taking into account that the exchange ratio for the merger is equivalent, in unitary terms, to the delivery of one share of Telefónica, S.A. for every 1.25 shares of Telefónica Móviles, S.A. as of the close of the last session for trading in Telefónica Móviles, S.A. on the Spanish stock exchanges (hereinafter, the “Reference Date”), each shareholder of Telefónica Móviles, S.A. who, by application of such unitary exchange ratio of one share of Telefónica, S.A. for every 1.25 shares of Telefónica Móviles, S.A., is entitled to receive a whole number of Telefónica, S.A. shares and who has an odd-lot residue of less than 1.25 shares of Telefónica Móviles, S.A. may transfer such residue to the odd-lot agent appointed for such purpose (hereinafter, the “Odd-Lot Agent”), all with the understanding that for the calculation of the odd-lot corresponding to each shareholder position, all of the Telefónica Móviles, S.A. shares forming such position will be computed. Likewise, a Telefónica Móviles, S.A. shareholder who owns less than 1.25 shares of Telefónica Móviles, S.A. will be able to transfer such shares to the Odd-Lot Agent. It shall be deemed that each shareholder of Telefónica Móviles, S.A. accepts the odd-lot acquisition system established herein, without having to remit instructions to the relevant entity participating in IBERCLEAR, which shall inform the shareholder of the result of the transaction once it has concluded.

(ii)	Given the agreed exchange ratio and regardless of the number of shares comprising each shareholder’s position, the only circumstances under which the acquisition of odd-lots may take place are the following:

	Corresponding	Odd-lot shares of
	Telefónica, S.A. shares	Telefónica Móviles, S.A.
Number of Telefónica	by virtue of the	subject to the odd-lot
Móviles shares	exchange	acquisition system
1	0	1
2	1	0.75
3	2	0.50
4	3	0.25
5	4	0
Therefore, in any shareholder position, an odd-lot will range between a minimum of 0.25 shares of Telefónica Móviles, S.A. and a maximum of 1 share of Telefónica Móviles, S.A.

(iii)	The acquisition price of the odd-lots will be determined based on the arithmetical mean of the average weighted price of the shares of Telefónica Móviles, S.A. on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for Telefónica Móviles, S.A. on the Spanish stock exchanges. If the odd-lot in question consists of one share of Telefónica Móviles, S.A., its purchase price will be the arithmetical mean of the average weighted price of the shares of Telefónica Móviles, S.A. on the Automated Quotation System (Continuous Market) for the last three trading sessions of Telefónica Móviles, S.A. stock; similarly, if the odd-lot in question is other than one share, its acquisition price will be calculated based on the same procedure described herein, but in a proportion corresponding to the specific amount of the odd-lot.

(iv)	The entity appointed as Odd-Lot Agent, acting on its own behalf, will acquire the odd-lot shares remaining in the positions existing at the close of the trading session of Telefónica Móviles, S.A. on the Reference Date. The shares or fractional shares of Telefónica Móviles, S.A. acquired by the Odd-Lot Agent will be exchanged for the corresponding number of Telefónica, S.A. shares as provided in the Merger Plan.

(v)	Authorization is granted to the Board of Directors, with the express power of substitution to the Executive Commission or the Executive Chairman, to develop the mechanism for the acquisition of odd-lots or fractions of stock provided for herein, including, but not limited to, the determination of the Reference Date in order to carry out the acquisition of odd-lots at the end of such day; the drafting of the corresponding announcement of the exchange; the designation of the entity to act as Odd-Lot Agent; and any other powers that are necessary or merely appropriate to properly carry out the merger exchange and the odd-lot acquisition mechanism approved herein.
All of the foregoing is without prejudice to Telefónica, S.A. and/or Telefónica Móviles, S.A., prior to the merger, acquiring the odd-lot shares of Telefónica Móviles, S.A. required for the number of shares of Telefónica Móviles, S.A. that must participate in the exchange to be an exact multiple of the exchange ratio.
E)	Delegation of powers to formalize, interpret, remedy and carry out this resolution.

To jointly and severally authorize the Executive Chairman of the Board of Directors and the Secretary of the Board of Directors, such that, without prejudice to any other delegations included in this resolution and any powers-of-attorney to convert the resolution into a public instrument, any of them may formalize and execute it, with the power for such purpose to execute the public or private documents that are necessary or appropriate (including those of interpretation, clarification, correction of errors and the curing of defects and publication of any announcements that are required or merely convenient) for the most correct performance hereof and for the registration hereof, to the extent required, with the Commercial Registry or any other Public Registry. The delegation includes, upon the broadest possible terms, the power to guarantee the claims of those creditors, if any, who oppose the merger.